Exhibit 99.1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade – NIRE 3330029520-8

Publicly-held Company

Esteemed Shareholders,

Oi S.A. – In Judicial Reorganization (“Company”), pursuant to CVM Instruction No. 481/09 (“ICVM 481”), as amended, discloses to its shareholders and the market in general the summary voting chart from the remote voting bulletin (Bookkeeping Agent) for the purpose of exercising voting rights at the Extraordinary Shareholders’ Meeting (Assembleia Geral Extraordinária – “AGE”) to be held on April 19, 2021.

The Company clarifies that the exercise of such voting right via the completion and delivery of a remote voting bulletin does not prohibit attendance at the AGE and exercise of the vote in-person, in which case the AGE Board will disregard the remote voting instruction, pursuant to Article 21-W, paragraph 5, item I, of CVM Instruction No. 481.

The Company emphasizes that it will carry out verification of the shareholding position as is customarily conducted for its General Shareholders’ Meetings to confirm the shareholding positions of the shareholders that choose to exercise their vote by completing and delivering a remote voting bulletin, taking into account, for the purpose of computation of such votes, the most recent position of each shareholder as available to the Company (or, if not unavailable, the shareholding position as provided by the depositary agent of the Company’s shares, pursuant to Article 21-T, item II, section "a” of CVM Instruction No. 481).

The Company also warns that the information contained in the summary voting chart (Bookkeeping Agent) published may not represent the results of the votes with respect to the matters that will be submitted for deliberation at the AGE, according to the Call Notice published on March 29, 2021, considering that such summary voting chart comprises only the votes cast by remote voting.

Rio de Janeiro, April 15, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Summary Voting Chart (Bookkeeping Agent)

Extraordinary Shareholders’ Meeting – April 19, 2021 at 3 p.m

Company	OI S.A. - In Judicial Reorganization
Process Number	3274
Meeting Date	April 19, 2021	Meeting Time	3pm
On-line Voting Start Date	March 29, 2021	On-line Voting End Date	April 12, 2021	* Total number of shares per deliberation" includes all types of shares. .
Deliberation Code	Type of Deliberation	Status of the Deliberation	Voting Position	Total number of shares per deliberation (consolidating all types of shares - including ADRs)	Total number of Common Shares per deliberation	Total number of Preferred Shares per deliberation	other types of shares (Units / PNA, PNB, etc) shareholders must disclose all of the other types of shares and quantities that they own in the other columns.
1	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
2	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
3	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
4	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
5	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
6	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
7	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
8	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
9	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
10	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-